

05040771

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

BB 3/31

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



SEC MAIL
RECEIVED
PROCESSING
MAR 29 2005
185
SECTION

REPORT FOR THE PERIOD BEGINNING 01-01-2004 (MM/DD/YY) AND ENDING 12-31-2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nexcore Capital Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10509 Vista Sorrento Parkway, Suite 300
(No. and Street)

San Diego (City) California (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay S. Potter 858-658-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Feitelberg & Company
(Name – *if individual, state last, first, middle name*)

2566 Overland Ave. #600, Los Angeles, CA 90064
(Address) (City) (State)

PROCESSED
APR 07 2005
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/31

OATH OR AFFIRMATION

I, Jay S. Potter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nexcore Capital, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title



Notary Public



ELIZABETH HANCUFF
Commission # 1321546
Notary Public - California
San Diego County
My Comm. Expires Sep 21, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X Statement of Cash Flows

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

X Auditor's Report regarding internal accounting and control procedures

<u>NEXCORE CAPITAL, INC.</u>

Financial Statements
for the Years ended
December 31, 2004 and 2003
and
Independent Auditors' Report

2566
Overland Avenue
Suite 600
Los Angeles
California 90064

Telephone 310.838.7227
Facsimile 310.838.7222

Feitelberg & Company

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Board of Directors and Shareholders
Nexcore Capital, Inc.
San Diego, California

We have audited the accompanying balance sheets of Nexcore Capital, Inc. (the Company), as of December 31, 2004 and 2003 and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nexcore Capital, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Feitelberg & Company

February 28, 2005

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
Cash	$ 68,529	$ 30,424
Commissions receivable	103,633	20,100
Marketable securities - market value	18	22
Prepaid expenses	8,886	9,534
Prepaid income taxes (Note 4)		3,347
Deposits with clearing organization	2,500	2,500
Other receivables	3,305	
Advances to officers (Note 5)	2,679	
Due from affiliates (Note 5)	4,045	1,332
Total Assets	$ 193,595	$ 67,259

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

LIABILITIES AND SHAREHOLDERS' EQUITY

	2004	2003
Accounts payable	$ 655	$ 5,529
Commissions payable	84,062	9,025
Due to clearing organization	6,506	2,986
Due to affiliates (Note 5)	20,014	
Income taxes payable (Note 4)	4,573	
Payroll taxes payable	2,537	44
Deferred income taxes payable (Note 4)	6,920	6,576
Total Liabilities	125,267	24,160
Common stock, 10,000 shares authorized, issued and outstanding	27,750	27,750
Additional paid-in capital	24,200	24,200
Retained earnings	16,378	(8,851)
Total Shareholders' Equity (Note 3)	68,328	43,099
Total Liabilities and Shareholders' Equity	$ 193,595	$ 67,259

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
Revenues:		
Commission income	$ 1,059,373	$ 582,901
Trade ticket charges	9,233	7,752
Due diligence	126,743	46,558
Underwriting fees	52,654	97,023
Management fees		8,600
Other income	198,063	1,450
Interest income	105	53
Total Revenues	1,446,171	744,337
Cost of Revenues:		
Commission expense	823,043	416,669
Bonuses	21,600	
Payroll taxes	19,907	15,103
Clearing costs	17,918	15,898
Total Cost of Revenues	882,468	447,670
Gross Margin	563,703	296,667
Operating Expenses:		
Administration & accounting costs (Note 5)	287,500	92,900
Payroll expense	37,838	
Registration	15,659	18,101
Moving expense (Note 5)	25,000	
Telephone (Note 5)	22,230	17,235
Outside services (Note 5)	19,300	16,938
Postage (Note 5)	17,632	12,338
Management fees (Note 5)	12,600	14,000
Promotional (Note 5)	11,738	15,857
Office payroll		13,087
Professional fees (Note 5)	15,323	15,050
Recruiting costs		9,000
Rent (Note 5)	20,000	9,000

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
(Continued)

	2004	2003
Travel (Note 5)	$ 1,628	$ 6,422
Printing (Note 5)	5,400	11,129
Insurance	5,015	5,165
Office supplies (Note 5)	7,042	4,519
Dues and subscriptions	514	4,210
Computer services	10,726	4,100
Utilities	2,200	
Entertainment	1,367	2,632
NASD fees	1,705	1,397
Equipment rental (Note 5)	2,100	2,200
Legal fees	1,270	18,357
Data access fees	1,319	1,517
Bank charges	215	1,331
Seminars	1,684	875
Taxes & licenses	1,382	169
Miscellaneous	1,517	
Finance charges	142	95
	530,046	297,624
Other (income) expense:		
Miscellaneous income		(301)
Gain on sale of securities		(716)
Unrealized loss on securities	4	517
Total other (income) expense	4	(500)
Income (loss) before provision for income taxes	33,653	(457)
Provision for income taxes (Note 4)	8,424	1,073
Net (loss) income	$ 25,229	($ 1,530)
Earnings (loss) per share of common stock (Note 6)	$ 2.523	($ 0.153)

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance at January 1, 2003	$ 27,750	$ 24,200	($ 7,321)
Net loss			(1,530)
Balance at December 31, 2003	$ 27,750	$ 24,200	($ 8,851)
Net income			25,229
Balance at December 31, 2004	$ 27,750	$ 24,200	$ 16,378

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
Increase (Decrease) in Cash

	2004	2003
Cash flows from operating activities:		
Net income (loss)	$ 25,229	($ 1,530)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Gain on sale of marketable securities		(716)
Unrealized loss on marketable securities	4	517
(Increase) decrease in:		
Commissions receivable	(83,533)	15,620
Other receivables	(3,305)	
Advances to officers	(2,679)	
Due from affiliates	(2,713)	(676)
Prepaid expenses	648	(1,575)
Prepaid income taxes	3,347	700
Prepaid payroll taxes		2,235
Increase (decrease) in:		
Accounts payable	(4,874)	1,413
Commissions payable	75,037	(35,996)
Due to clearing organization	3,520	2,986
Due to affiliates	20,014	(10,184)
Payroll taxes payable	2,493	(3,629)
Deferred income taxes payable	344	273
Income taxes payable	4,573	
Total adjustments	12,876	(21,822)
Net cash provided by (used in) operating activities	38,105	(23,352)

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

NEXCORE CAPITAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003
Increase (Decrease) in Cash

	2004	2003
Cash flows from investing activities:		
Proceeds from sale of marketable securities		3,902
Net cash provided by investing activities		3,902
Net increase (decrease) in cash	38,105	(19,450)
Cash at beginning of period	30,424	49,874
Cash at end of period	$ 68,529	$ 30,424
Supplemental disclosure of cash flow information:		
Taxes paid during the year	$ 200	$ 100

See Independent Auditors' Report and
Accompanying Notes to Financial Statements

Note 1 - Organization and Operations

Nexcore Capital, Inc. (the Company) was incorporated on July 19, 1989 to engage in general securities brokerage and as a dealer in direct participation of private placements. The Company became effective with the NASD on February 2, 1994. On September 30, 1996, the Company's controlling interest was purchased and its corporate name changed from Metropol, Inc. to Nexcore Capital, Inc.

Note 2 - Significant Accounting Policies

Commissions - Commission income is recorded on a trade date basis.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the "liability method" of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined on the difference between the financial statement and the tax basis of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Current income taxes are based on the year's income taxable for federal and California income tax reporting purposes.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents - The Company considers all cash amounts due from depository institutions, interest-bearing deposits in banks and money market accounts to be cash equivalents.

Comprehensive Income - Effective January 1, 2000, the Company adopted SFAS No. 130 "Reporting Comprehensive Income." The statement establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income to be disclosed in the financial statements. Comprehensive income is defined as the change in equity during a period from transactions and other events from non-owner sources. For the years ended December 31, 2004 and 2003, the Company had no items required to be recognized under accounting standards as components of comprehensive income.

Note 2 - Significant Accounting Policies (continued)

Accounting for Derivative Instruments and Hedging Activities: Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133) and Statement of Financial Accounting Standards No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The new standards require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the value of these derivatives would be accounted for depending on the use of the derivatives and whether they qualify for hedge accounting. The key criterion for hedge accounting is that the hedging relationship must be highly effective in achieving offsetting changes in fair value or cash flows. The Company does not currently engage in derivative trading or hedging activity thus adoption of SFAS 133 and SFAS 138 had no impact on operating results or financial position.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004 and 2003, the Company had net capital of $ 29,842 and $ 8,786, respectively, which was $ 21,491 and $ 3,786 in excess of its required capital of $ 8,351 and $ 5,000 for 2004 and 2003, respectively.

Note 4 - Income Taxes

The provision for income tax for the years ended December 31, 2004 and 2003 consisted of the following:

	2004			2003		
	Federal	State	Total	Federal	State	Total
Current:	$ 4,999	$ 3,081	$ 8,080	$ -	$ 800	$ 800
Deferred taxes	344		344	273		273
	$ 5,343	$ 3,081	$ 8,424	$ 273	$ 800	$ 1,073

The Company had prepaid income taxes of $ 3,347 at December 31, 2003 and an income tax payable of $4,573 at December 31, 2004.

Note 4 - Income Taxes (continued)

Deferred tax liabilities at December 31 consisted of the following:

	2004	2003
Deferred Tax Liabilities:		
Unrealized loss on securities	$ 6,458	$ 6,456
California franchise taxes	462	120
Total Deferred Tax Liabilities	$ 6,920	$ 6,576

Note 5 - Related party transactions

Payments for telephone, rental and other overhead expenses were made by a related entity, Integra Management, Inc., a California corporation. The Company made payments to Integra Management, Inc. for various expenses as follows:

	2004	2003
Accounting costs	$ 287,500	$ 92,900
Moving	25,000	
Management fees	12,600	14,000
Telephone	22,200	17,200
Printing	5,400	11,000
Postage	8,500	6,800
Office supplies	6,730	4,400
Rent	20,000	9,000
Temp services	19,300	9,000
Recruiting		9,000
Express mail services	7,800	5,100
Advertising	1,370	2,800
Computer expense	10,700	4,100
Promotional	1,800	
Utilities	2,200	
Equipment rental	2,100	2,200
Total	$ 433,200	$ 187,500

Note 5 - Related party transactions (continued)

As of December 31, 2004, the Company owed Integra $20,000 in unpaid reimbursements for expenses.

Commissions, due diligence fees, financial advisory fees and underwriting fees received from various related entities were as follows:

	2004	2003
Sterling Energy Resources, Inc.	$ 159,300	$ 242,778
Puronyx, Inc.	143,410	77,120
FiCore Funding, Inc.	68,000	136,040
Total	$ 370,710	$ 455,938

As of December 31, 2004 and 2003, $ 2,147 and $ 20,100 in commissions, due diligence fees and underwriting fees were owed to the Company from these related entities. Various related entities owed the Company $1,898 and $1,332 in expense reimbursements as of December 31, 2004 and 2003, respectively.

The Company paid to the former President of Metropol, Inc. $ 9,600 in both 2004 and 2003 for services rendered as a financial consultant.

Note 6 - Earnings per Share

Earnings per share of common stock was computed by dividing net income by the weighted average of common shares outstanding for the years ended December 31, 2004 and 2003 (10,000 shares). There were no dividends paid during 2004 and 2003.

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:

Total shareholders' equity	$ 68,328
Less: Non-allowable assets	
Prepaid expenses	8,886
Due from affiliates	4,045
Other receivables	3,305
Advances to officers	2,679
Commissions receivable	32,533
Total Adjustments	$ 51,448
Net Capital	$ 16,880

AGGREGATE INDEBTEDNESS:

Items included in balance sheet	
Accounts payable	655
Due to clearing organization	6,506
Payroll taxes payable	2,537
Income taxes payable	4,573
Deferred income taxes payable	6,920
Due to affiliates	20,014
Commissions payable	$ 84,062
Total Aggregate Indebtedness	$ 125,267
Aggregate indebtedness to net capital	7.42 to 1.00

SCHEDULE I

NEXCORE CAPITAL, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004
(Continued)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required	
6 2/3 % of aggregate indebtedness	$ 8,351
Minimum dollar net capital required	5,000
Net capital required (greater of above amounts)	8,351
Net capital in excess of minimum requirement	$ 8,529

RECONCILIATION WITH COMPANY'S COMPUTATION:

(included in Part II of Form X-17A-5 as of December 31, 2004)
Net capital, as reported in Company's Part II (Unaudited)

FOCUS report	$ 21,795
Net audit adjustments	(4,915)
Net capital per above	$ 16,880

SCHEDULE II

NEXCORE CAPITAL, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2004

Nexcore Capital, Inc. relies on Section K(2)(ii) of Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.